

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
Jianhua Wu
Chief Executive Officer
Cleantech Solutions International, Inc.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, People's Republic of China

> **Re: Cleantech Solutions International, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 26, 2013**
> **File No. 333-188142**

Dear Mr. Wu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.   Your prospectus refers to an offering of units, but your fee table does not include units as a class of securities to be registered. Please revise or advise.

Prospectus Cover Page

2.   Please provide the disclosures required by Instruction 7 to Form S-3 General Instruction I.B.6.

Incorporation of Certain Information by Reference, page 19

3.   Please ensure that your list of incorporated document identifies all reports that you filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K that you incorporated by reference. For example, we note that the current list of incorporated documents does not include the Form 8-K that you filed on January 29, 2013.

Exhibit 5.1

4.   Please file an opinion that addresses the units mentioned in comment 1 above. See Section II.B.1.h of Staff Legal Bulletin No. 19 (October 14, 2011).

5.   Please file an opinion of counsel indicating whether the warrants, when sold, will be binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. See Section II.B.1.f of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Jianhua Wu
Cleantech Solutions International, Inc.
May 16, 2013
Page 3

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jay Mumford at (202) 551-3637 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Asher S. Levitsky PC